Exhibit 99.1

argenx to Host Autoimmune Myositis R&D Webinar

June 23, 2026, 7:00 AM CET

Amsterdam, the Netherlands – argenx (Euronext & Nasdaq: ARGX), a global immunology company committed to improving the lives of people suffering from severe autoimmune diseases, will host a webinar titled “R&D Spotlight: Advancing FcRn Leadership into Autoimmune Myositis” today, June 23, 2026, at 2:00pm ET.

argenx management and scientific leadership will be joined by external key opinion leaders:

•	Avery LaChance, MD, MPH, FAAD, Associate Professor of Dermatology, Harvard Medical School; Director of Connective Tissue Disease Clinic

•	Arjun Seth, MD, Assistant Professor, Neurology (Neuromuscular Disease), Northwestern University Feinberg School of Medicine

•	Rohit Aggarwal, MD, MS, Professor of Medicine, University of Pittsburgh, and Co-Director of UPMC Myositis Center

Webcast Information

A live webcast of the event can be accessed on the Investors section of the argenx website at argenx.com/investors. A replay of the webcast will be available on the argenx website for approximately one year following the presentation.

Additional materials, including supporting presentation slides, will be available on argenx’s Events & Presentations website today at 2:00pm ET.

About argenx

argenx is a global immunology company committed to improving the lives of people suffering from severe autoimmune diseases. Partnering with leading academic researchers through its Immunology Innovation Program (IIP), argenx aims to translate immunology breakthroughs into a world-class portfolio of novel antibody-based medicines. argenx developed and is commercializing the first approved neonatal Fc receptor (FcRn) blocker and is evaluating its broad potential in multiple serious autoimmune diseases while advancing several earlier stage experimental medicines within its therapeutic franchises. For more information, visit  www.argenx.com  and follow us on LinkedIn, Instagram, Facebook, and YouTube.

Contacts

Media:

Colin McBean

cmcbean@argenx.com

Investors:

Alexandra Roy

aroy@argenx.com